# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Orion Properties Inc., CIK 0001873923
CUSIP: 68629Y103
Title of class of securities: Common Stock of Beneficial Interest, $0.001 par value per share
Address of issuer's principal executive offices: 2398 E. CAMELBACK ROAD, SUITE 1060, PHOENIX, Arizona (AZ), 85016
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001534242
Persons authorized to receive notices and communications: Jeremy M. Traster, 1010 S Federal Highway, Suite 2900, Hallandale Beach, Florida (FL), 33009, 3055605236

## Reporting persons
- Kawa Capital Management, Inc (CIK 0001534242): type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,474,027; sole dispositive power 0; shared dispositive power 5,474,027; aggregate amount beneficially owned 5,474,027 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock of Beneficial Interest, $0.001 par value per share
Name of issuer: Orion Properties Inc.
Address of issuer's principal executive offices: 2398 E. CAMELBACK ROAD, SUITE 1060, PHOENIX, Arizona (AZ), 85016
Comment: This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common shares of beneficial interest, $0.001 par value per share (the "Common Shares"), of Orion Properties Inc., a Maryland real estate investment trust (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 20, 2025 (as amended by Amendment No.1 filed with the SEC on July 17, 2025, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 2, the Schedule 13D remains in full force and effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

On November 17, 2025, the Reporting Person sent the notice of nomination (the "Notice of Nomination") attached hereto as Exhibit 7.03, which is incorporated herein by reference, on behalf of The Kawa Fund Limited (the "Fund"), an investment fund managed by the Reporting Person, to the Issuer setting forth its nomination of five directors for election at the Issuer's 2026 Annual Meeting of Stockholders (the "Annual Meeting") and serving as a notice of nomination in accordance with the Issuer's bylaws and Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended. The Fund requested in the Notice of Nomination that the Issuer name Dan Amer, Porter Openshaw, Isaac K. Fisher, Nirmol Roy and Andrew Gitelson in its proxy statement as nominees for election to the Issuer's board of directors at the Annual Meeting. The Fund entered into a Nomination Agreement with each of Messrs. Openshaw, Fisher, Roy and Gitelson, on November 10 2025, October 28, 2025, November 11, 2025, and October 28, 2025, respectively, a form of which is attached hereto as Exhibit 7.04 and incorporated herein by reference, pursuant to which, among other things, Messrs. Openshaw, Fisher, Roy and Gitelson each agreed to be named as a nominee in any proxy materials prepared by the Issuer or the Fund in relation to the Annual Meeting, to serve as a director of the Issuer if elected and, in such capacity, to act in the best interests of the shareholders of the Issuer and to exercise independent judgement in accordance with his fiduciary duties.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.03 Notice of Nomination from The Kawa Fund Limited to Orion Properties Inc. dated November 17, 2025*

Exhibit 7.04 Form of Nomination Agreement

*Certain annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Reporting Person agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

## Signatures
- Kawa Capital Management, Inc: /s/Daniel Ades, Daniel Ades, Director (11/18/2025)